September 23, 2019

CORRESPONDENCE VIA EDGAR
Ms. Jeanne Baker
Assistant Chief Accountant
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549-7010

Re:    Babcock & Wilcox Enterprises, Inc.
Comment Letter dated September 9, 2019
Form 10-K for Fiscal Year Ended December 31, 2018
Filed April 2, 2019
Response Dated September 23, 2019
File No. 001-36876

Dear Ms. Baker:

This letter is Babcock & Wilcox Enterprises, Inc.'s ("we," "us," "B&W" or the "Company") response to the Staff's September 9, 2019 comment letter based on the Staff's review of the Company's Form 10-K for the year ended December 31, 2018 (the "Form 10-K"). For your convenience, each of the Staff's comments has been reprinted below in bold, followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2018

Note 3 -- Earnings per Share, page 80

1.	Your disclosure in Note 22 indicates that your 2018 Rights Offering, as amended, entitled the holders of your common stock the right to purchase 2.8 common shares at a price of
$2.00 per share. Please address how you determined that this rights issue did not contain a bonus element that should be accounted for in accordance with ASC 260-10-55-13 and
55-14. In this regard, the purchase price appears to be less than the fair value of your common shares on April 30, 2018, the issuance date.

Response

On March 19, 2018, the Company commenced the 2018 Rights Offering (the “Rights Offering”) which entitled each common shareholder the right to purchase 1.4 common shares for each common share held for $3.00 per share. The Rights Offering proceeds were expected to be used to pay down debt and for operating purposes. The Rights Offering was scheduled to expire on April 10, 2018. Also, on April 10, 2018, the Company announced, in a press release, it had preliminarily identified approximately $51 million of additional estimated costs to complete its Vølund loss contracts and that the Rights Offering was being amended. The Rights Offering amendments included the following: (i) each common shareholder was entitled to purchase 2.8 common shares for each held right for $2.00 per share, and (ii) the Rights Offering expiration was extended to April 30, 2018. During the second quarter of 2018, the Company completed the Rights Offering on April 30, 2018 in which 124.3 million of additional common shares were issued and approximately $247 million of aggregate gross proceeds were generated. Common shares outstanding immediately prior to the Rights Offering totaled approximately 44 million and increased to approximately 168 million after the Rights Offering was completed.

The Company’s common per share price was in a steady state of decline from the Rights Offering date of record of March 16, 2018 until the date after the Company filed its second quarter Form 10-Q on August 9, 2018 declining from $4.45 per common share to $1.41 per common share, respectively. On March 16, 2018, the Company’s share price closed at $4.45 per common share, the date of record for the Rights Offering. On March 19, 2018, the date the Rights Offering was announced, the Company’s share price closed at $4.21 per common share. On April 10, 2018, the date Company announced it had extended the expiration date of the Rights Offering, the Company’s share price closed at $3.76 per common share. On April 30, 2018, the date the Rights Offering expired, the Company’s share price closed at $2.28 per common share. On August 10, 2018, the date immediately after the Company filed its second quarter Form 10-Q on August 9, 2018, the Company’s share price closed at $1.41 per common share.

The Company acknowledges that on April 30, 2018, the date the Rights Offering expired, the Company’s share price closed at $2.28 per common share exceeding the Right Offering exercise price of $2.00 per common share by $0.28 per common share, thus, indicating a bonus element existed pursuant to ASC 260-10-55-13 and 55-14.

In accordance with ASC 260-10-55-14, “The number of common shares used in computing basic and diluted EPS for all periods prior to the rights issue shall be the number of common shares outstanding immediately prior to the issue multiplied by the following factor: (fair value per share immediately prior to the exercise of the rights)/(theoretical ex-rights fair value per share). Theoretical ex-rights fair value per share shall be computed by adding the aggregate fair value of the shares immediately prior to the exercise of the rights to the proceeds expected from the exercise of the rights and dividing by the number of shares outstanding after the exercise of the rights. Example 5 (see paragraph 260-10-55-60) illustrates that provision. If the rights themselves are to be publicly traded separately from the shares prior to the exercise date, fair value for the purposes of this computation shall be established at the close of the last day on which the shares are traded together with the rights.” Expressed visually, the theoretical ex-rights fair value per share and the adjustment factor resulting from the bonus element in the Rights Offering would be as follows:

(a)	The equation for computing the theoretical ex-rights fair value per share is:

Aggregate fair value of shares prior to exercise of rights + Proceeds from exercise of rights
Total share outstanding after exercise of rights

(b)	The equation for computing the adjustment factor is:

Fair value per share immediately prior to exercise of rights
Theoretical ex-rights fair value per share

The actual Company calculations for the theoretical ex-rights fair value per share and the subsequent adjustment factor as follows:

	FV of Shares		Proceeds from exercise		Ex-rights fair value per share (a)
	101,188,917	+	248,512,560
Total Shares Outstanding	168,637,384			=	$2.07

Share value on 4/30/2018	$2.28		Adjustment factor
Ex-rights fair value per share	$2.07	=	1.0995

On the attached Appendix A, the impact on the 2018 Form 10-K of the bonus element in the Rights Offering applied retrospectively to 2017 and 2016 is presented. The impact of the bonus element also applies to the shares in the beginning of 2018 prior to the Rights Offering and therefore the change to weighted average shares and net loss per share is also presented.

The Company concluded based on the quantitative and qualitative factors that retrospective accounting for the bonus element in the periods prior to the Rights Offering would not be meaningful to users of the financial statements as all historical periods had losses per share and the impact of the bonus element would be anti-dilutive. The quantitative magnitude of losses per share in the prior periods, before and after consideration of the bonus element, are very large compared to the current period share prices throughout the period. The Company recognized material losses in the prior periods. Per the attached Appendix A, the Company reported net losses of $379,824 thousand and $115,649 thousand for the years ended December 31, 2017 and 2016 respectively. The misstatement does not mask a change in earnings or other trends. The adjustment does not change any period from earnings to a loss or a loss to earnings. In addition, losses per common share do not impact the Company’s debt covenants, have not been a recent metric used by our analysts due to our history of losses and do not affect entity-specific trends or performance metrics that may influence investment decisions. For instance, a loss of $379,824 thousand was reported for the year ended December 31, 2017. Retrospectively adjusting the loss per share in 2017 would decrease the loss from $8.09 or 3.5X the common share price of $2.28 on April 30, 2018 to $7.36 or 3.2X the common share price. Also, the Company has traditionally provided a full year outlook for the upcoming year within the subsequent year’s fourth quarter press release. The impact of the bonus element did not affect meeting guidance as actual results did not meet previously provided guidance. Based on ASC 260-10-55-13 and 55-14 and the timing of completion of the Rights Offering, changes to earnings per share could only be made after the Rights Offering closed and, therefore, would not have been relied upon by investors who participated.

For the previous Form 10-Q filings in 2018 and 2019, prior year losses per share would have been impacted as a result of the Rights Offering’s bonus element, however, the adjustments would indicate similar results as Appendix A.

Note 6 -- Segment Reporting, page 86

2.	Although you disclose that you changed your primary measure of segment profitability from gross profit to adjusted EBITDA, we note that you continue to present segment gross profit. If your CODM also uses this measure in assessing segment performance and deciding how to allocate resources, the reported measure should be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Please refer to ASC 280-10-50-28 and advise. Additional segment profit or loss measures may be presented outside of your financial statements and footnotes as non-GAAP measures if they comply with Regulation G and Item 10(e) of
Regulation S-K.

Response

The Company acknowledges the Staff’s comment.  As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, the Company’s primary measure of segment profitability is adjusted EBITDA. The Company’s CODM regularly evaluates segment profitability by adjusted EBITDA when assessing segment performance and deciding how to allocate resources between segments. Consistent with ASC 280-10-50-28, the Company will disclose only segment-level adjusted EBITDA as the Company’s segment profitability metric in future filings commencing with the third quarter 2019 Form 10-Q.

Because adjusted EBITDA is regularly used by the Company’s CODM and by investors in assessing the performance of the Company and its segments, the Company intends to disclose segment-level gross profit as well outside of the Company’s financial statements and footnotes in a manner compliant with Regulation G and Item 10(e) of Regulation S-K. The Company will continue to present gross profit in order to provide additional information to the reader and to facilitate the management and discussion narrative analysis of the segments’ results.

On the attached Appendix B, the impact on the 2018 Form 10-K’s Note 6 - Segment Reporting is presented as adjusted to exclude reporting of segments’ gross profit.

We appreciate your feedback on our financial reporting. Should you have any questions about our responses, please contact me at lsalamone@babcock.com.

Sincerely,

/s/ Louis Salamone
Louis Salamone
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
Babcock & Wilcox Enterprises, Inc.

cc:	Jenn Do, Staff Accountant, SEC Division of Corporation Finance
Robert McKinney, Senior Vice President, General Counsel and Corporate Secretary, Babcock & Wilcox Enterprises, Inc.

Appendix A
Form 10-K 2018 Adjusted

BABCOCK & WILCOX ENTERPRISES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(in thousands, except per share amounts)	2018	2017	2016
Revenues	$1,062,388	$1,341,429	$1,420,941
Costs and expenses:
Cost of operations	1,192,032	1,317,211	1,282,675
Selling, general and administrative expenses	223,331	221,145	217,084
Goodwill and other intangible asset impairment	40,046	86,903	—
Restructuring activities and spin-off transaction costs	16,758	15,039	38,813
Research and development costs	3,780	7,614	8,849
Loss (gain) on asset disposals, net	1,438	13	(25)
Total costs and expenses	1,477,385	1,647,925	1,547,396
Equity in income and impairment of investees	(11,603)	(9,867)	16,440
Operating loss	(426,600)	(316,363)	(110,015)
Other income (expense):
Interest income	244	507	802
Interest expense	(49,613)	(25,933)	(3,702)
Gain on sale of business	39,815	—	—
Loss on debt extinguishment	(49,241)	—	—
Benefit plans, net	(42,123)	29,688	(4,152)
Foreign exchange	(28,542)	(4,751)	(1,944)
Other - net	259	(698)	(616)
Total other income (expense)	(129,201)	(1,187)	(9,612)
Loss before income tax expense	(555,801)	(317,550)	(119,627)
Income tax expense	102,224	63,709	2,706
Loss from continuing operations	(658,025)	(381,259)	(122,333)
(Loss) income from discontinued operations, net of tax	(66,832)	2,244	7,251
Net loss	(724,857)	(379,015)	(115,082)
Net income attributable to noncontrolling interest	(435)	(809)	(567)
Net loss attributable to stockholders	(725,292)	(379,824)	(115,649)

Basic and diluted loss per share - continuing operations	$ (5.12) ~~(5.18)~~	$ (7.40) ~~(8.14)~~	$ (2.23) ~~(2.45)~~
Basic and diluted (loss) earnings per share - discontinued operations	(0.52)	0.04 ~~0.05~~	0.13 ~~0.14~~
Basic and diluted loss per share	$ (5.64) ~~(5.70)~~	$ (7.36) ~~(8.09)~~	$ (2.10) ~~(2.31)~~

Shares used in the computation of earnings per share:
Basic and diluted	128,617 ~~127,158~~	51,605 ~~46,935~~	55,116 ~~50,129~~
See accompanying notes to Consolidated Financial Statements.

NOTE 3 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share of our common stock, net of noncontrolling interest:

	Year Ended December 31,
(in thousands, except per share amounts)	2018	2017	2016
Loss from continuing operations	$(658,460)	$(382,068)	$(122,900)
Income (loss) from discontinued operations, net of tax	(66,832)	2,244	7,251
Net loss attributable to shareholders	$(725,292)	$(379,824)	$(115,649)

Weighted average shares used to calculate basic and diluted earnings per share	128,617 ~~127,158~~	51,605 ~~46,935~~	55,116 ~~50,129~~

Basic and diluted loss per share - continuing operations	$ (5.12) ~~(5.18)~~	$ (7.40) ~~(8.14)~~	$ (2.23) ~~(2.45)~~
Basic and diluted earnings (loss) per share - discontinued operations	(0.52)	0.04 ~~0.05~~	0.13 ~~0.14~~
Basic and diluted loss per share	$ (5.64) ~~(5.70)~~	$ (7.36) ~~(8.09)~~	$ (2.10) ~~(2.31)~~

Because we incurred a net loss in the years ended December 31, 2018, 2017 and 2016, basic and diluted shares are the same. If we had net income in the years ended December 31, 2018, 2017, and 2016, diluted shares would include an additional ~~0.7~~ 0.8 million, ~~0.4~~ 0.5 million and 0.5 million shares, respectively.

We excluded 2.9 million, 2.0 million and 3.4 million shares related to stock options from the diluted share calculation for the years ended December 31, 2018, 2017 and 2016, respectively, because their effect would have been anti-dilutive.

Appendix B
Form 10-K 2018 Adjusted

NOTE 6 - SEGMENT REPORTING

Our operations are assessed based on three reportable segments which are summarized as follows:

•
Babcock & Wilcox segment: focused on the supply of and aftermarket services for steam-generating, environmental and auxiliary equipment for power generation and other industrial applications. This segment was formerly named the Power segment.

•
Vølund & Other Renewable segment: focused on the supply of steam-generating systems, environmental and auxiliary equipment and operations and maintenance services for the waste-to-energy and biomass power generation industries. This segment was formerly named the Renewable segment.

•	SPIG segment: focused on the supply of custom-engineered cooling systems for steam applications along with related aftermarket services. This segment was formerly part of the Industrial segment.

The segment information presented in the table below reflects the product line revenues that are reviewed by each segment's manager. These gross product line revenues exclude eliminations of revenues generated from sales to other segments or to other product lines within the segment. The primary component of the Babcock & Wilcox segment elimination is revenue associated with construction services. The primary component of total eliminations are associated with Babcock & Wilcox segment construction services provided to the SPIG segment. An analysis of our operations by segment is as follows:

	Year Ended December 31,
(in thousands)	2018	2017	2016
Revenues:
Babcock & Wilcox segment
Retrofits	$223,516	$306,758	$392,854
New build utility and environmental	155,695	155,886	292,302
Aftermarket parts and field engineering services	271,028	277,129	292,535
Industrial steam generation	129,648	123,127	107,267
Eliminations	(25,311)	(41,838)	(102,980)
	754,576	821,062	981,978
Vølund & Other Renewable segment
Renewable new build and services	137,565	282,228	284,684
Operations and maintenance services	44,507	64,970	65,814
Eliminations	(890)	—	(1,326)
	181,182	347,198	349,172
SPIG segment
New build cooling systems	112,758	126,674	19,961
Aftermarket cooling system services	40,867	54,811	76,330
	153,625	181,485	96,291

Eliminations	(26,995)	(8,316)	(6,500)
	$1,062,388	$1,341,429	$1,420,941

Beginning in 2018, we changed our primary measure of segment profitability from gross profit to adjusted earnings before interest, tax, depreciation and amortization ("EBITDA"). The presentation of the components of our ~~gross profit and~~ adjusted EBITDA in the table~~s~~ below ~~are~~ is consistent with the way our chief operating decision maker reviews the results of our operations and makes strategic decisions about our business. Items such as gains or losses on asset sales, mark-to-market ("MTM") pension adjustments, restructuring and spin costs, impairments, losses on debt extinguishment, costs related to financial consulting required under our U.S. Revolving Credit Facility and other costs that may not be directly controllable by segment management are not allocated to the segment. Adjusted EBITDA for each segment is presented below with a reconciliation to net ~~income~~ loss. Adjusted EBITDA is not a recognized term under GAAP and should not be considered in isolation or as an alternative to net earnings (loss), operating profit (loss) or as an alternative to cash flows from operating activities as a measure of our liquidity. Adjusted EBITDA as presented below differs from the calculation used to compute our leverage ratio and interest coverage ratio as defined by our U.S. Revolving Credit Facility. Because all companies do not use identical calculations, the amounts presented for Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

~~Year Ended December 31,~~
~~(in thousands)~~	~~2018~~		~~2017~~		~~2016~~
~~Gross profit (loss)(1):~~
~~Babcock & Wilcox segment~~	~~$ 141,054~~		~~$ 171,008~~		~~$ 213,541~~
~~Vølund & Other Renewable segment~~	~~(238,125~~	~~)~~	~~-128,205~~		~~-68,109~~
~~SPIG segment~~	~~(25,113~~	~~)~~	~~-7,967~~		~~8,026~~
~~Intangible amortization expense included in cost of operations~~	~~(6,055~~	~~)~~	~~-10,618~~		~~-15,192~~
~~Inventory reserve for strategic change in China~~	~~(1,405~~	~~)~~	~~0~~		~~0~~
	~~(129,644~~	~~)~~	~~24,218~~		~~138,266~~

~~Selling, general and administrative ("SG&A") expenses~~	~~(198,200~~	~~)~~	~~-218,060~~		~~-216,486~~
~~Financial advisory services included in SG&A~~	~~(18,625~~	~~)~~	~~-2,659~~		~~0~~
~~Trade receivable reserve in SG&A for Chinese operations~~	~~(5,845~~	~~)~~	~~0~~		~~0~~
~~Intangible amortization expense included in SG&A~~	~~(661~~	~~)~~	~~-426~~		~~-598~~
~~Goodwill and other intangible asset impairment~~	~~(40,046~~	~~)~~	~~-86,903~~		~~0~~
~~Restructuring activities and spin-off transaction costs~~	~~(16,758~~	~~)~~	~~-15,039~~		~~-38,813~~
~~Research and development costs~~	~~(3,780~~	~~)~~	~~-7,614~~		~~-8,849~~
~~Loss on asset disposals, net~~	~~(1,438~~	~~)~~	~~-13~~		~~25~~
~~Equity in income and impairment of investees~~	~~(11,603~~	~~)~~	~~-9,867~~		~~16,440~~
~~Operating loss~~	~~$ (426,600~~	~~)~~	~~$ (316,363~~	~~)~~	~~$ (110,015~~	~~)~~
~~(1)  Intangible amortization is not allocated to the segments' gross profit, but depreciation is allocated to the segments' gross profit.~~

	Year Ended December 31,
(in thousands)	2018	2017	2016
Adjusted EBITDA
Babcock & Wilcox segment(1)	$83,640	$103,294	$130,735
Vølund & Other Renewable segment	(276,266)	(170,344)	(105,102)
SPIG segment	(53,406)	(29,792)	1,862
Corporate(2)	(26,876)	(36,147)	(35,343)
Research and development costs	(3,780)	(7,614)	(8,849)
Foreign exchange	(28,542)	(4,751)	(1,944)
Other - net	259	(698)	(616)
	(304,971)	(146,052)	(19,257)

Depreciation & amortization	(28,521)	(30,449)	(34,523)
Interest expense, net	(49,364)	(25,426)	(2,900)
Loss on debt extinguishment	(49,241)	—	—
Restructuring activities and spin-off transaction costs	(16,758)	(15,039)	(38,813)
Financial advisory services included in SG&A	(18,625)	(2,659)	—
Acquisition and integration costs included in SG&A	—	(1,522)	—
Reserves for strategic change in China	(7,250)	—	—
MTM gain (loss) from benefit plans	(67,474)	8,706	(24,159)
Goodwill and other intangible asset impairment	(40,046)	(86,903)	—
Impairment of equity method investment in TBWES	(18,362)	(18,193)	—
Gain on sale of equity method investment in BWBC	6,509	—	—
Gain on sale of business	39,815	—	—
(Loss) gain on asset disposal	(1,513)	(13)	25
Loss before income tax expense	(555,801)	(317,550)	(119,627)
Income tax expense (benefit)	102,224	63,709	2,706
Loss from continuing operations	(658,025)	(381,259)	(122,333)
Income (loss) from discontinued operations, net of tax	(66,832)	2,244	7,251
Net loss	(724,857)	(379,015)	(115,082)
Net income attributable to noncontrolling interest	(435)	(809)	(567)
Net loss attributable to stockholders	$(725,292)	$(379,824)	$(115,649)
(1) Babcock & Wilcox segment adjusted EBITDA includes $25.4 million, $21.0 million and $20.0 million of net benefit from pension and other postretirement benefit plans, excluding MTM adjustments, in the years ended December 31, 2018, 2017 and 2016, respectively.
(2) Allocations are excluded from discontinued operations. Accordingly, allocations previously absorbed by the MEGTEC and Universal businesses in the SPIG segment have been included with other unallocated costs in Corporate, and total $11.4 million, $8.8 million and $4.3 million in the years ended December 31, 2018, 2017 and 2016, respectively.

	Year Ended December 31,
(in thousands)	2018	2017	2016
DEPRECIATION AND AMORTIZATION
Babcock & Wilcox segment	$16,047	$13,871	$15,906
Vølund & Other Renewable segment	4,301	4,633	3,979
SPIG segment	7,092	11,126	14,014
Segment depreciation and amortization	27,440	29,630	33,899
Corporate	1,081	819	624
Total depreciation and amortization	$28,521	$30,449	$34,523

We do not separately identify or report our assets by segment as our chief operating decision maker does not consider assets by segment to be a critical measure by which performance is measured.

We provide our products and services to a diverse customer base that includes utilities and other power producers located around the world. We have one customer in the Babcock & Wilcox segment, Southern Company, with revenues of $138.1 million that accounted for 13% of our consolidated revenue for the year ended December 31, 2018. We have no customers that individually accounted for more than 10% of our consolidated revenues in the years ended December 31, 2017, or 2016.

Information about our consolidated operations in different geographic areas

	Year Ended December 31,
(in thousands)	2018	2017	2016
REVENUES(1)
United States	$652,879	$615,089	$771,453
United Kingdom	64,465	183,755	196,000
Canada	90,459	95,763	62,822
Sweden	34,578	36,284	21,049
China	23,432	48,161	27,423
Germany	14,690	21,867	25,020
Italy	14,164	11,112	6,004
Denmark	12,426	82,058	53,824
Nigeria	12,211	6,754	—
Taiwan - Republic of China	11,690	528	718
Finland	10,161	6,808	5,434
Brazil	9,042	2,927	1,806
Belgium	8,226	288	300
Saudi Arabia	8,035	13,648	791
Vietnam	5,764	15,762	54,691
South Korea	5,678	41,217	44,657
India	5,642	3,116	4,254
Chile	5,597	3,403	3,721
Bahrain	5,286	7	—
Egypt	2,133	43,122	35,833
Aggregate of all other countries, each with less than $5 million in revenues	65,830	109,760	105,141
	$1,062,388	$1,341,429	$1,420,941
(1) We allocate geographic revenues based on the location of the customer's operations.

	Year Ended December 31,
(in thousands)	2018	2017	2016
NET PROPERTY, PLANT AND EQUIPMENT
United States	$43,070	$60,611	$67,249
Mexico	20,458	21,950	22,594
China	8,720	10,093	13,460
United Kingdom	5,671	6,498	6,237
Denmark	7,372	7,954	6,749
Aggregate of all other countries, each with less than $5 million of net property, plant and equipment	5,601	7,601	5,683
	$90,892	$114,707	$121,972